Exhibit (a)(1)(viii)

Bee Street Waives Financing Condition and Minimum Tender Condition of

Cash Tender Offer to Purchase All Outstanding Common Stock of

Continental Materials Corporation (CUO)

April 7, 2020 8:00 AM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC (“Bee Street”), a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announces that it waives certain conditions of its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”) of Continental Materials Corporation (NYSE American: CUO, the “Company”) at a price of $9.50 per share in cash (the “Offer”).

Bee Street announces that is hereby waiving the Financing Condition (as defined in the Tender Offer Statement) and the Minimum Tender Condition (as defined in the Tender Offer Statement).

As previously announced, the Offer is scheduled to expire at midnight, New York City time, at the end of April 14, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.  Bee Street currently does not expect to further extend the expiration date of the Offer.

Bee Street further announces that Bee Street has received from Wintrust Bank, N.A. (“Wintrust”), a definitive commitment letter for a committed $8.75 million debt facility (the “Wintrust Facility”) which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Tender Offer Statement).

Computershare Trust Company, N.A., the depositary for the Offer, has advised Bee Street that, as of 5:00 p.m., New York City time, on April 6, 2020, 407,372 Shares had been validly tendered pursuant to the Offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 22,043 Shares.  Assuming that none of the Shares which are currently tendered are withdrawn, Bee Street believes that tenders of no additional Shares are required in order to consummate the Offer.

The Financing Condition was waived because Bee Street and the other Purchaser Filing Persons (as defined in the Tender Offer Statement) currently intend to close and draw upon the Wintrust Facility promptly after the expiration date of Offer (as it may be extended from time to time) in order to accept for payment and to pay for all of the Shares which have been validly tendered and not properly withdrawn prior to the expiration date.  The Minimum Tender Condition was waived because it is not a condition the Wintrust Facility.

If, notwithstanding the waiver of the Minimum Tender Condition, Bee Street and its affiliates nevertheless do own 90% or more of the outstanding Shares after the Offer is completed, the Purchaser Filing Persons currently intend to promptly consummate the Merger (as defined in the Tender Offer Statement), but the Purchaser Filing Persons may change their intent so to consummate the Merger.

As previously announced and together with the other Purchaser Filing Persons, Bee Street expects that, if the Merger does not occur promptly after the closing of the Offer, Bee Street would advocate, as the Company’s overwhelming majority stockholder after the completion of the Offer, for the Company to ‘go dark’ and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended.  If the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the “SEC”) and to comply with certain other rules promulgated by the SEC under the federal securities laws.

Except for the Financing Condition and the Minimum Tender Condition, no other condition of the Offer is currently being waived.

About the Offer

The Offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, collectively, the “Tender Offer Statement”) filed by Bee Street with the SEC on February 18, 2020, as amended on February 27, 2020, March 20, 2020, March 27, 2020, April 1, 2020 and April 6, 2020.  The Tender Offer Statement may be further amended.

InvestorCom is acting as information and solicitation agent for the Offer. Requests for documents and questions regarding the Offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street

Bee Street is the majority stockholder of the Company.  In addition, four of the members of the board of managers of Bee Street are also directors of the Company, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of the Company.

Additional Information and Where to Find It

The Offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Bee Street has filed with the SEC.  On February 18, 2020, Bee Street filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020, March 20, 2020, March 27, 2020, April 1, 2020 and April 6, 2020 and may be further amended. On March 3, 2020, the Company filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC, which was amended on March 24, 2020 and April 3, 2020 and which may be further amended. The Company’s stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC’s web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street:

c/o InvestorCom

Attn: John Glenn Grau, President

(203) 295-7841

jgrau@investor-com.com